                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
             1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                                (AMENDMENT NO. 1)

                           AMERUS LIFE HOLDINGS, INC.
                                (NAME OF ISSUER)


                        7.00% ADJUSTABLE CONVERSION-RATE
                              EQUITY SECURITY UNITS
                         (TITLE OF CLASS OF SECURITIES)

                                    030734206
                                 (CUSIP NUMBER)

                            JOSEPH K. HAGGERTY, ESQ.
                                 GENERAL COUNSEL
                           AMERUS LIFE HOLDINGS, INC.
                                699 WALNUT STREET
                             DES MOINES, IOWA 50309
                                 (515) 362-3600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 16, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)
                               (Page 1 of 9 Pages)

CUSIP NO. 030732                      13D              PAGE 2 OF 9 PAGES
----------------                                       -----------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                AmerUs Group Co.
                42-1459713

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* [ ] (a) [ ] (b)

    3      SEC USE ONLY

    4      SOURCES OF FUNDS*
           WC

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION      Iowa

                              7          SOLE VOTING POWER             N/A
          NUMBER OF
           SHARES
        BENEFICIALLY
        OWNED BY EACH
          REPORTING
         PERSON WITH

           8                  SHARED VOTING POWER        N/A

           9                  SOLE DISPOSITIVE POWER         451,000

           10                 SHARED DISPOSITIVE POWER  -0-

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             451,000

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.82%
   14      TYPE OF REPORTING PERSON*    HC, CO

------------------
*     SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 030732                      13D              PAGE 3 OF 9 PAGES
----------------                                       -----------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                American Mutual Holding Company
                42-1458424

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* [ ] (a) [ ] (b)

    3      SEC USE ONLY

    4      SOURCES OF FUNDS*
           N/A

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION      Iowa

                              7          SOLE VOTING POWER                 N/A
          NUMBER OF
           SHARES
        BENEFICIALLY
        OWNED BY EACH
          REPORTING
         PERSON WITH
           8                  SHARED VOTING POWER                          N/A

           9                  SOLE DISPOSITIVE POWER                       -0-

           10                 SHARED DISPOSITIVE POWER                     -0-

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              451,000

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.82%

   14      TYPE OF REPORTING PERSON*    HC, CO

------------------
*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

          This Amendment No. 1 amends the Statement on Schedule 13D (the "Statement") filed with the Securities and Exchange Commission filed with the Commission on December 4, 1998, on behalf of American Mutual Holding Company, an Iowa mutual insurance holding company ("AMHC"), and AmerUs Group Co., an Iowa corporation and a wholly owned subsidiary of AMHC ("AmerUs Group") with respect to the 7.00% Adjustable Conversion- Rate Equity Security Units (the "ACES"), of AmerUs Life Holdings, Inc., an Iowa corporation ("Issuer" or "AmerUs"). The address of the principal executive offices of the Issuer is 699 Walnut Street, Des Moines, Iowa. The filing of this form does not constitute an admission that the ACES constitute a derivative of an equity security.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is hereby amended and supplemented as follows:

          On December 15, 1998, AmerUs Group purchased an additional 5,800 ACES in a series of open market transactions for an aggregate of $133,269.50. On December 16, 1998, AmerUs Group purchased an additional 50,000 ACES in a series of open market transactions, for an aggregate of $1,145,750.00. AmerUs Group obtained the funds for these transactions from its working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended and supplemented as follows:

          AmerUs Group has invested in the ACES for general investment purposes and may, from time to time, acquire or dispose of ACES, depending on market conditions and other factors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 4 is hereby amended and restated in its entirety as follows:

          (a) As of the date hereof, the aggregate number of ACES beneficially owned by AmerUs Group (directly) and AMHC (indirectly) is 451,000, representing approximately 9.82% of the outstanding ACES. Information concerning beneficial ownership of ACES by officers and directors is set forth on Schedule 1.

          (b) AmerUs Group has sole power to dispose of all of the ACES beneficially owned by it. There are no ACES with respect to which AmerUs Group has shared power to dispose or direct the disposition. There are no ACES with respect to which AMHC has sole or shared power to dispose or direct the disposition.

          (c) Except as disclosed in Item 3, there have been no transactions in the ACES that were effected during the past sixty days by AMHC, AmerUs Group or, to the knowledge of AMHC or AmerUs Group, any of their respective officers or directors.

          (d)-(e)  Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             December 22, 1998
                                             -----------------
                                             DATE


                                             /s/ Michael G. Fraizer
                                             ----------------------
                                             NAME:     MICHAEL G. FRAIZER
                                             TITLE:    SENIOR VICE PRESIDENT
                                                       AND CONTROLLER/TREASURER

                                             AMERUS GROUP CO.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             December 22, 1998
                                             -----------------
                                             DATE


                                             /s/ Michael G. Fraizer
                                             ----------------------
                                             NAME:     MICHAEL G. FRAIZER
                                             TITLE:    SENIOR VICE PRESIDENT
                                                       AND CONTROLLER/TREASURER


                                             AMERICAN MUTUAL HOLDING COMPANY

                                   SCHEDULE 1

           DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN MUTUAL HOLDING
                          COMPANY AND AMERUS GROUP CO.

          The name, business address, principal occupation or employment of, and, to the knowledge of AMHC and AmerUs Group, the number of ACES beneficially owned (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by each of the directors and executive officers of AMHC and AmerUs Group is set forth below. Each individual is a citizen of the United States.


NAME                                          PRINCIPAL OCCUPATION OR                     NUMBER OF ACES
BUSINESS ADDRESS                              EMPLOYMENT                                  BENEFICIALLY OWNED

Roger K. Brooks *                             Chairman, President and Chief               0
699 Walnut Street                             Executive Officer of AmerUs,
Des Moines, Iowa                              AmerUs Group and AMHC

Victor N. Daley                               Senior Vice President, Chief                0
699 Walnut Street                             Administration & Human
Des Moines, Iowa                              Resources Officer of AmerUs,
                                              AmerUs Group and AMHC

Michael G. Fraizer                            Senior Vice President, Treasurer            0
699 Walnut Street                             and Controller of AmerUs,
Des Moines, Iowa                              AmerUs Group and AMHC

Thomas C. Godlasky                            Executive Vice President and                0
699 Walnut Street                             Chief Investment Officer of
Des Moines, Iowa                              AmerUs, AmerUs Group and
                                              AMHC

Marcia S. Hanson                              Executive Vice President of                 0
699 Walnut Street                             AmerUs and AmerUs Group
Des Moines, Iowa

Sam C. Kalainov *                             Chairman-Emeritus of AmerUs                 0
699 Walnut Street                             Group and AMHC
Des Moines, Iowa

John R. Albers *                              President and Chief Executive               0
9400 North Central Expressway                 Officer of Fairfield Enterprises,
Suite 1250                                    Inc.
Dallas, Texas 75231

Wesley H. Boldt **                            President of Quality Life                   0
4401 Westown Parkway                          Corporation
Suite 305
West Des Moines, Iowa 50266

Joseph A. Borgen **                           President of Des Moines Area                0
2006 South Ankeny Blvd.                       Community College
Ankeny, Iowa  50021

Malcolm Candlish *                            Retired (Former Chairman of                 0
465 Wells Way                                 First Alert, Inc.)
Osprey, Florida  34229

Thomas F. Gaffney *                           Managing Director of Raymond                7,000
880 Carillon Parkway                          James Capital, Inc.
St. Petersburg, Florida 33716

John W. Norris, Jr. *                         Chairman and Chief Executive                0
P.O. Box 799900                               Officer of Lennox International,
Dallas, Texas 75379                           Inc.

Jack C. Pester *                              Senior Vice President of the                0
Nine Greenway Plaza                           Coastal Corporation
Houston, Texas 77046

* Each of the indicated individuals serves as a director of AmerUs, AmerUs Group and AMHC.

** Each of the indicated individuals serves as a director of AmerUs Group and AMHC.